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03014228

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH. D.C. 165

SEC FILE NUMBER
8-50820

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YYYY) AND ENDING 12/31/2002 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Aletheia Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Blvd., Suite 1960
(No. and Street)

Santa Monica, (City) CA (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger B. Peikin 310-899-0800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — *if individual, state last, first, middle name*)

725 South Figueroa Street (Address) Los Angeles (City) California (State) 90017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Roger B. Peikin, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedule pertaining to the firm of Aletheia Securities, Inc. as of December 31, 2002 are true and correct. I further affirm that neither the firm of Aletheia Securities, Inc., nor any partner, proprietor, officer, or director has any proprietary interest in any account classified as that of a customer.

Signature

Chief Financial Officer

Title

Notary Public

KRISTEN TADOKORO
Commission # 1315325
Notary Public - California
Los Angeles County
My Comm. Expires Jul 28, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Aletheia Securities, Inc.

Financial Statements and Supplemental Schedules

Year ended December 31, 2002

Contents

Ernst & Young
Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418
Phone: (213) 977-3200
www.ey.com

Report of Independent Auditors

To the Stockholder and Board of Directors
Aletheia Securities, Inc.

We have audited the accompanying statement of financial condition of Aletheia Securities, Inc. (a wholly owned subsidiary of Aletheia Research and Management, Inc.) (the Company) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aletheia Securities, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 28, 2003

Ernst & Young LLP

Aletheia Securities, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 313,721
Due from broker	280,447
Prepaid expenses	3,876
Total assets	$ 598,044
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable	$ 15,935
Commissions payable	29,573
Due to parent	286,000
Total liabilities	331,508
Commitments and contingencies *(Note 6)*	
Stockholder's equity:	
Common stock, no par value; 10,000 shares authorized; 100 shares issued and outstanding	–
Additional paid-in capital	182,789
Retained earnings	83,747
Total stockholder's equity	266,536
Total liabilities and stockholder's equity	$ 598,044

See accompanying notes.

Aletheia Securities, Inc.

Statement of Operations

Year ended December 31, 2002

Revenues:	
Commissions	$ 5,941,289
Interest	134,580
Dividends	2,368
Other income	31,719
Total revenues	6,109,956
Expenses:	
Commissions expense	4,743,564
Execution charges	694,303
Clearance charges	333,323
Interest expense	84,711
Professional services	30,000
Trading losses, net	230,062
Other expenses	46,944
Total expenses	6,162,907
Net loss before provision for income taxes	(52,951)
Provision for income taxes	–
Net loss	$ (52,951)

See accompanying notes.

Aletheia Securities, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2002

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at December 31, 2001	100	$ –	$ 168,520	$ 136,698	$ 305,218
Capital contributions	–	–	14,269	–	14,269
Net loss	–	–	–	(52,951)	(52,951)
Balance at December 31, 2002	100	$ –	$ 182,789	$ 83,747	$ 266,536

See accompanying notes.

Aletheia Securities, Inc.

Statement of Cash Flows

Year ended December 31, 2002

Operating activities	
Net loss	$ (52,951)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in certain assets and liabilities:	
Decrease in due from broker, net	231,580
Increase in prepaid expenses	(3,876)
Increase in accounts payable	10,415
Decrease in commissions payable	(203,495)
Increase in due to parent	16,000
Net cash used in operating activities	(2,327)
Financing activities	
Capital contributions	14,269
Net cash provided by financing activity	14,269
Net increase in cash	11,942
Cash, beginning of year	301,779
Cash, end of year	$ 313,721
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Interest	$ 84,711

See accompanying notes.

1. Ownership Structure

Aletheia Securities, Inc. (the Company) was incorporated in 1997 under the laws of the State of California. The Company is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the NASD). The Company conducts business as an introducing broker.

The Company is a wholly-owned subsidiary of Aletheia Research and Management, Inc. (the Parent).

The Company has an agreement with Correspondent Services Corporation (the Clearing Broker), a wholly-owned subsidiary of PaineWebber Incorporated, to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission (the SEC) rule 15c3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States (GAAP) and conform to practices within the broker and dealer industry.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts of reported assets and liabilities as well as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Although management believes these estimates and assumptions to be reasonable accurate, actual results may differ.

2. Summary of Significant Accounting Policies (continued)

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities held by the Company are carried at market value. The Company did not have any securities in its proprietary account as of December 31, 2002.

Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by its Parent. Income taxes are calculated as if the Company filed a separate federal and state income tax return and the amount of current tax provision or benefit calculated is either remitted to or received from the Parent. The amount of the current and deferred taxes payable or receivable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Commissions

Commission revenues and expenses are recorded on a trade date basis as securities transactions occur.

Derivatives and Hedging Activities

The Company did not utilize any derivative instruments or engage in any hedging activities during the year ended December 31, 2002.

3. Related Party Transactions

The Parent provides management and other support services for the Company. The Company was charged $3,088,570 for the year ended December 31, 2002 as compensation to the Parent for the services provided. This amount is included in commissions expense of $4,743,564 in the statement of operations. Additionally, the Company has entered into an agreement with the Parent whereby the Parent pays directly for certain operating expenses on behalf of the Company. These expenses are not reflected in the accompanying statement of operations.

The Company performs broker-dealer related services on behalf of the Parent as general partner of various hedge funds for which the Company receives commission revenue. In 2002, the Company received $2,571,345 in commission revenue.

4. Income Taxes

The company experienced a net operating loss in 2002 as a result of operations. As such, federal and state income taxes were not paid or accrued during 2002. As of December 31, 2002, there were no material cumulative temporary differences.

5. Net Capital Requirements

Aletheia Securities, Inc., as a registered broker-dealer in securities and a member of the New York Stock Exchange, is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) of the SEC. The SEC requires all registered broker-dealer in securities to calculate net capital on a periodic basis and to maintain compliance with the Rule at all times. Net capital is the broker-dealers in securities' net worth adjusted for certain nonallowable assets, certain operational capital charges, and potential adverse fluctuation in the value of securities' inventories. The purpose of the net capital computation is to determine that the broker-dealers in securities' net liquid assets are adequate in the event of sudden adverse business conditions. The Rule was adopted to create a uniform capital requirement for all registered broker-dealers in securities and to ensure that broker-dealers in securities maintain minimum levels of liquid assets to support the volume and risk of the business in which they are engaged.

5. Net Capital Requirements (continued)

At December 31, 2002, the Company's net capital computed in accordance with the Rule, was $262,660, compared to a minimum requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital ratio was 1.26 to 1, compared to a maximum allowable ratio of 15 to 1 under the Rule. The Company's computation under the Rule is included as Schedule I to these financial statements.

6. Commitments and Contingencies

The Company may be named as a defendant in legal actions arising from transactions conducted in the ordinary course of business. Management believes that such actions will not materially affect the Company's financial position or results of operations. Management is not aware of any legal actions.

7. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if market value of the security is different from the contract amount of the transaction.

The Company, pursuant to its clearing agreement with the Clearing Broker, will assume customer obligations should a customer of the Company default. The Company and the Clearing Broker control credit risks associated with customers' transactions through various credit control procedures including maintenance of margin collateral.

Additionally, the Company is subject to credit risk if the Clearing Broker is unable to repay the balance in the Company's accounts.

Supplemental Schedules

SCHEDULE I, Page1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

BROKER OR DEALER	**Aletheia Securities, Inc.**	**as of December 31, 2002**

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)					266,536	3480
2. Deduct: Ownership equity not allowable for net capital					–	3490
3. Total ownership equity qualified for net capital					266,536	3500
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					–	3520
B. Other (deductions) or allowable credits (List)					–	3525
5. Total capital and subordinated liabilities					266,536	3530
6. Deductions and/or charges						
A. Total non-allowable assets from Statement of Financial Condition (Note B and C)			3,876	3540		
1. Additional charges for customers' and non-customers' securities accounts			–	3550		
2. Additional charges for customers' and non-customers' commodities accounts			–	3560		
B. Aged fail-to-deliver			–	3570		
1. Number of items		3450				
C. Aged short security differences – less reserve of		3460		3580		
number of items		3470				
D. Secured demand note deficiency				3590		
E. Commodity futures contracts and spot commodities proprietary charges				3600		
F. Other deductions and/or charges				3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)				3615		
H. Total deductions and/or charges					–	3620
7. Other additions and/or allowable credits (List)						3630
8. Net Capital before haircuts on securities positions					262,660	3640
9. Haircuts on securities: (computed, where applicable, permanent to 15c3-1 (f)):						
A. Contractual securities commitments				3660		
B. Subordinated securities borrowings				3670		
C. Trading and investment securities:						
1. Bankers' acceptances, certificates of deposit and commercial paper				3680		
2. U.S. and Canadian government obligations				3690		
3. State and municipal government obligations				3700		
4. Corporate obligations				3710		
5. Stocks and warrants				3720		
6. Options				3730		
7. Arbitrage				3732		
8. Other securities				3734		
D. Undue concentration				3650		
E. Other (List)				3736		3740
10. Net Capital					262,660	3750

OMIT PENNIES

The accompanying note to supplementary schedules is an integral part of this schedule.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	Aletheia Securities, Inc.	as of December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			25,434	3756
12. Minimum dollar net capital required of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			100,000	3758
13. Net capital requirement (greater of line 11 or 12)			100,000	3760
14. Excess net capital (line 10 less 13)			162,660	3770
15. Excess capital at 1000% (line 10 less 10% of line 19)			229,509	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			331,508	3790
17. Add:				
A. Drafts for immediate credit		3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited		3810		
C. Other unrecorded amounts (List)		3820		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c)(1)(vii))				3838
19. Total aggregate indebtedness			331,508	3840
20. Percentage of aggregate indebtedness to net capital (line 19 – line 10)				3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 – line 10 less item 4880 page 11)			126%	3853

COMPUTATION OF ALTERNATIVE CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers and dealers and consolidated subsidiaries' debts		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess net capital (line 10 less 24)		3910
26. Percentage of Net Capital to Aggregate Debits (line 10) by line 17, page 8)		3851
27. Percentage of Net Capital after anticipated withdrawals to Aggregate Debits (line 10 less Item 4880. page 11) by line 17, page 8)		3854
28. Net capital in excess of: 5% of combined aggregate debit items or $100,000		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) | 3860 |

30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)) Net Capital | 3852 |

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanged contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II A

BROKER OR DEALER	Aletheia Securities, Inc.	as of December 31, 2002

EXEMPTIVE PROVISION UNDER RULE 15c3-3

EXEMPTIVE PROVISIONS

25. If an exemption from 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)-$2,500 capital category as per Rule 15c3-1				4550
B. (k) (2)(A)-"Special Account for the Executive Benefit of customers maintained				4560
C. (k) (2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	Correspondent Services Corporation, Inc.	4335	X	4570
D. (k) (3)-Exempted by order of the Commission				4580

In the opinion of management, the Company complied with the Exemptive Provisions under Rule 15c3-3 for the period ended December 31, 2002.

Aletheia Securities, Inc.

Schedule of Nonallowable Assets

December 31, 2002

Prepaids	$	3,876

Aletheia Securities, Inc.

Note to Supplemental Schedules

December 31, 2002

There were no differences between the audited FOCUS report of Aletheia Securities, Inc. and the FOCUS report as originally filed.

Ernst & Young

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Report of Independent Auditors
Internal Control Report Required by SEC Rule 17A-5

To the Stockholder and Board of Directors
Aletheia Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Aletheia Securities, Inc., a California Limited Liability Company (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or dispositions and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of the Members, management of the Company, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2003

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Aletheia Securities, Inc.

Year ended December 31, 2002

with Report of Independent Auditors